Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
direct dial number
(212) 818-8696
email address srosenberg@graubard.com

January 12, 2006

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CEA Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed December 13, 2005 File No. 333-129314

Dear Mr. West:

Pursuant to our discussions today, please find our supplemental responses to your inquiries relating to the above-captioned Registration Statement:

Comment No. 23:

While we noted your response to prior comment 91, we also noted in the first paragraph on page 125 (your comparative analysis of 2003 versus 2002) that you acquired $2.9 million in contract backlog. Pursuant to SFAS 141 and EITF 02-17, it would appear to us that certain identifiable intangible assets (namely backlog, customer relationships, and customer lists) meet the criteria for recognition as an intangible asset apart from goodwill, regardless of the continuation of your customer relationship (i.e, even if your purchase or sales orders are cancelable). Please revise your financial statements and purchase price allocation to be consistent with the aforementioned guidance, or provide us with a more thorough analysis (citing the specific authoritative literature you used) justifying your accounting treatment.

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

Response:

In connection with the allocation of purchase consideration in the Araccel acquisition, we performed an analysis to determine whether any customer related identifiable intangible assets (e.g. customer lists, customer contracts, and customer relationship) had value based on the guidance outlined in SFAS 141, “Business Combinations,” including Appendix A to the statement. Based on a review of the relevant qualitative factors and a quantitative analysis performed by an independent third party valuation expert, we concluded that such identifiable intangible assets did not have any value as of the date of acquisition. The following documentation details the qualitative and quantitative factors considered by management for each type of customer related intangible asset.

Customer list – The potential market is well known to every competitor; it consists of every company wishing to market a product subject to clinical trials. The largest customers have numerous trials going on at the same time, and each trial has a separate task or project order which is individually bid and negotiated. Given the transparency of the customer base and the transactional (rather than relationship) nature of the industry, the customer list has no value to market participants. Furthermore, as noted in the table below, Araccel had only one material customer at the time of the merger, namely Pfizer, Inc. (representing 47 percent of backlog) which had only one material contract with Araccel utilizing its fax/scan and electronic patient diary technologies. The agreements between Araccel/etrials and Pfizer included Confidentiality Agreements, a Master Services Agreement (“MSA”) and specific project/work orders which are addendums to the MSA. The terms of these agreements provide that no disclosure of the relationship or assignment of any project/work order can occur without the prior written consents of the other party. EITF 02-17 provides that an acquired customer list would not meet the capitalization criteria if the terms of “confidentiality or other agreements prohibit an entity from selling, leasing, or otherwise exchanging information about its customers.” Since the terms of the Araccel agreements with customers met the exclusion criteria of EITF 02-17, the Company assigned no intangible asset value to the acquired customer list.

Customer contracts/backlog – These assets include licensing agreements, permits, franchises, and various other contractual arrangements. Among the contracts which existed at the date of acquisition was a backlog of services of approximately $2.9 million to be performed by Araccel. The following summarizes the Company’s backlog as of the date of the acquisition by customer:

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

Araccel Contract Backlog
As of January 30, 2003

Customer	TOTAL
Actelion	$741,620
Astra Zeneca	48,904
Baxter	60,692
Barr Labs	367,694
Collagenex	12,040
Duke Clinical Research	302,589
Pfizer	1,348,584

$2,882,124

Normally, the incremental cash flow generated from these contracts would be calculated and present valued to determine the value of the contracts. However, based on the outlook of the business at the acquisition date, there was no marginal cash flow expected from those contracts in the hands of Araccel due to its high cost structure. As such, management concluded that there was no value to contractual backlog as of the merger date based on the Araccel cost structure. However, in order to support the conclusion that there was no material value to the contract backlog under the expected cost structure of the combined etrials/Araccel entity, the independent third party valuation expert conducted an analysis to demonstrate the incremental free cash flow contribution based on the expected outlook of the business from the perspective of an arms length market participant. The following summarizes the results of this analysis.

Araccel Contract Backlog Analysis
As of January 30, 2003
Forecasted Revenue and Net Income Impact	2003	2004	TOTAL
Acquired backlog earn out	1,441,062	1,441,062	2,882,124
Costs of services	(792,584)	(792,584)	(1,585,168)
R&D maintenance and support on software	(72,053)	(72,053)	(144,106)
G & A required for services delivery	(417,908)	(417,908)	(835,816)

Net impact of Araccel backlog before contributory charges	158,517	158,517	317,034
Tax impact	(63,407)	(63,407)	(126,813)

Net income before contributory charges	95,110	95,110	190,220

Other contributory costs not included above:
Contributory charge for working capital	5,604	5,604	11,208
Contributory charges for technology utilized	109,969	74,738	184,708
Contributory charges for plant and equipment	33,476	16,465	49,942
Contributory charge for assembled workforce	14,132	9,604	23,736

	163,181	106,412	269,593

Net income after contributory charges	(68,071)	(11,302)	(79,373)

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

Add back depreciation allocated in costs above	108,944	108,944	217,889
Deduct pro-rata capital expenditures	(30,547)	(35,590)	(66,137)

Net free cash flow from Araccel backlog	10,326	62,053	72,379
Present value factor	0.894427	0.715542
Present value of net free cash flow	9,236	44,401	53,637

Methodologies and assumptions used in valuation analysis above:

The valuation theory used in preparing the analysis is an “excess earnings test” based upon direct costs, allocated costs, and contributory charges of providing the services necessary to fulfill the acquired backlog to a theoretical market participant. As noted by the Company valuation expert this is the generally accepted valuation method used in the valuation profession in determining the fair market value of acquired backlog. These direct and indirect costs are pro-rated as a percentage of revenues based upon the overall costs of the market participant. Again, the Company valuation expert noted that pro-ration of costs is the generally accepted method utilized by the valuation profession. The reference sources used by the Company valuation expert were:

1.	Larson, Randy J., et al, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices and Pharmaceutical Industries (New York: American Institute of Certified Public Accountants, Inc. 2001)
2.	Smith, Gordon V. and Parr, Russell L., Valuation of Intellectual Property and Intangible Assets – Third Edition, (New York: John Wiley & Sons, Inc., 2000),
3.	Reilly, Robert F. and Schweihs, Robert P., Valuing Intangible Assets, (New York: McGraw-Hill, 1999) – On page 362, they provide an example of allocated G&A being applied in an analysis of an acquired customer base which is the same theory used in valuing acquired backlog.

Revenues – the expected earn-out of the acquired backlog was expected to be recognized ratably as revenue during 2003 and 2004;

Costs of services – the company determined the expected costs of services (with expected synergies) for the combined company budgeted for year ended 2003 and allocated these costs as a percentage of 2003 revenues which approximated 55% and applied that percentage against the revenues derived from the acquired backlog. These costs of services include the costs of the personnel and allocated overhead necessary to perform the services required by the acquired backlog. Included in the allocated overhead is depreciation expense which is backed out of the analysis.

Selling and marketing costs – these are excluded in the analysis;

Research and development costs – the costs of developing new technologies are excluded in the analysis. An estimate of the approximate costs to maintain and support the acquired technology to assure its continued functioning in an efficient manner for the customers is included in the analysis;

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

General and administrative costs – these costs include those necessary for running the business and providing the personnel to support accounting, billing, payroll processing, human resources, and officers to manage the business as well as allocated overhead necessary to support the performance of the services required by the acquired backlog. Included in the allocated overhead is depreciation expense which is backed out of the analysis. Excluded from G&A costs are the legal and professional costs which are part of the total G&A.

G&A cost details are provided in the table below. Both costs of services and G&A costs only include their pro-rata share of overhead costs allocated based upon their respective number of employees to total employees. Only the maintenance and support R&D costs were included in the analysis.

etrials Worldwide, Inc. Expected G&A Expenses

Detailed G&A Costs
Personnel	$290,090
Travel	22,136
Facilities	22,030
Professional fees	—
Administrative	50,109
(includes telecommunication, supplies, internet, insurance and miscellaneous expenses)	—
Depreciation	33,543

Total	$417,908

Income taxes – the company used an estimate of the statutory federal and state income taxes of a market participant of 40%;

Contributory costs – a generally accepted valuation methodology when valuing an intangible asset is to include the costs of the other assets of the business necessary to the functioning of the business and the related costs of capital necessary for the provision of these other assets. Accordingly, the company included the following contributory costs:

1.	Working capital – the company applied an 45 day collection cycle and a 7% market interest rate the revenues to be billed and collected from the acquired backlog to approximate the costs of working capital to a market participant;
2.

Technology – the company applied a cost of capital of 42% to the $1,500,000 of assigned value to the acquired technology and pro-rated this cost as a percentage of the revenues of the acquired backlog to the total 2003 and 2004 revenues. This

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

allocation is due to the fact that a market participant must acquire the technology to provide the services required by the acquired backlog and that there is a cost of capital to do so.
3.	Plant and equipment – since the depreciation related to the use of equipment necessary to provide the services to perform and administer the acquired backlog is backed out of the analysis, the only cost include in the analysis is the capital costs to provide the investment in plant and equipment of 9% at a market rate pro-rated as a percentage of the revenues of the acquired backlog to the total 2003 and 2004 revenues.
4.	Assembled workforce – the valuation performed by the company included a value for the assembled workforce to a market participant in acquiring the personnel necessary to perform the acquired backlog. This costs is based upon a 40% cost of capital for the fair market value of the assembled workforce allocated as a percentage of the revenues of the acquired backlog to the total 2003 and 2004 revenues.

Depreciation add back – As noted above, included in costs of services and general & administrative costs is an allocated component of depreciation costs. This is added back in order to eliminate depreciation from allocated costs.

Capital expenditures – Projected capital expenditures necessary to maintain the business and support the staff necessary to fulfill the services required by the acquired backlog during 2003 and 2004 are deducted from the cash flow provided by the acquired backlog to determine net free cash flow. This was determined based upon using the forecasted capital expenditures of the combined company for 2003 and 2004 and allocating them pro-rata based upon the percentage of the revenues of the acquired backlog to the total 2003 and 2004 revenues.

Management concluded and represents that the assumptions utilized in the valuation of the acquired backlog as detailed above, represents generally accepted valuation methodologies and that the specific assumptions and rates used represents management’s best estimate of the fair and reasonable rates and costs to a market participant of providing the services necessary to fulfill the acquired contract backlog. These estimated rates and costs specifically address the inclusion of general & administrative costs in the analysis, the assumed fair market statutory federal and state income tax rate of 40%, and including costs of services, R&D maintenance and support, and general and administrative costs allocation as a percentage of revenues.

As a result of the qualitative and quantitative analysis summarized above and the fact that the acquired backlog generated no material amount of positive cash flows for etrials, we concluded that the acquired contract backlog of Araccel had no material value based on a quantitative analysis using the cost structure of the acquired entity and the synergies expected of the combined entity.

Customer Relationships – In addition to the current backlog, there was an expectation that the existing customers would purchase future services with etrials as a result of its relationship with

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

Araccel. Similar to the backlog analysis, the independent third party valuation expert prepared an analysis of the customer relationship intangible to quantify the cash flows that would be generated by its customers over their expected life. As noted in the table above, the Company had seven customers as of the date of acquisition. However, all the customers, except Pfizer, were using Araccel technologies which upon the completion of the existing task orders were being discontinued and thus management concluded there would be no continuing relationship. In fact, these customers have not executed any new task orders with etrials subsequent to the date of acquisition. Accordingly, we analyzed the Pfizer business relationship to determine whether there was any value at the acquisition date. Based upon our understanding of the facts and circumstances of the Araccel business and relationship with Pfizer, we did not expect the life of the Pfizer relationship to be greater than five years. The independent third party valuation expert and etrials considered the following factors when analyzing the expected life and potential value of the Araccel customer relationships.

1)	Past customer experience – Araccel began business in 1995 in its UK subsidiary and 1996 in the US. It began as a subsidiary of MiniDoc AB, a publicly traded Swedish company. MiniDoc AB has a proprietary patient diary device which was the sole product of the company. The MiniDoc diary was utilized by its clients to collect patient clinical trial data. MiniDoc recognized revenues by providing its MiniDoc devices, technology and related services to its clients on a global basis through its subsidiaries. The primary business of Araccel from inception through July 2002 was providing services related to the MiniDoc device and technology. In April 2000, MiniDoc acquired Technilogix which provided a new technology which was called the Araccel Solution Platform, a new electronic data capture (“EDC”) technology which was not completed for customer use until early 2001. Araccel revenues declined substantially from 2001 to 2002 due to the technology transition noted above. Its revenues from the MiniDoc technology were declining due to it being over 10 years old and customers had informed the company that they no longer wanted to use the MiniDoc technology. Araccel had not been able to create any sales momentum with either its new diary or EDC technologies. At the date of the merger, Araccel has 47% of its contract backlog with one contract with Pfizer which utilized the new Araccel technology. As noted above, the other 53% of the contract backlog represented customers utilizing discontinued technologies and they were not expected to continue as customers once their clinical trial projects ended which has proved to be accurate. Its other customers were utilizing either the older MiniDoc technology or the Araccel EDC platform (which was being discontinued in favor of the etrials EDC technology which was more proven and had greater customer acceptance). Etrials determined that since there was limited customer experience with the new Araccel technologies that the past experience with the MiniDoc technology had no material impact on the valuation of the customer relationships.

2)

Industry technology transition – The pharmaceutical and biotechnology industries have been slowly adopting eClinical technologies within the clinical trial process. At the date of the merger, the industry was at less than a 10% adoption rate of utilizing eClinical

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

technologies in clinical trials. Pfizer in particular had limited experience with newer diary technologies and had some negative experiences with some of the competitive diary products. Accordingly, until Pfizer and the industry gained greater experience with eClinical technologies, the industry adoption rate was uncertain on the date of the merger.

3)	Araccel technology transition – As noted above, Araccel technologies were recently developed and had limited customer acceptance. Due to the transition of its diary technologies from MiniDoc diaries to its new diary technology, Araccel had to rebuild customer acceptance of its technology.

4)	Competition – Due to the transition of Araccel diary technology in 2002, Araccel faced new competitors with substantially greater financial resources who had new diary technologies based upon the Palm platform which had gained a competitive advantage over the older MiniDoc diary technology. The introduction of the newer Araccel diary technology faced a much greater level of competitive offerings then had its older MiniDoc technology.

5)	Financial stability – One factor used by potential customers in evaluating new technology vendors is the financial stability of the vendor. Large customers such as Pfizer routinely perform audits of both operational SOPs and financial statements of vendors. Pfizer had communicated with Araccel employees that Araccel’s financial condition limited the amount of new business which could be awarded to Araccel.

Based on the discussion above, we concluded that as of the date of the merger, the expected life of the Pfizer relationship was approximately five years. Similar to the backlog analysis, etrials had the independent third party valuation expert to perform a quantitative analysis of the impact of potential future business from Pfizer, which was the only material customer relationship which existed at the date of the merger. Pfizer had one contract in place which included their first use of the Araccel diary technology. The analysis (refer to Exhibit I) analyzed the potential revenues from new business from Pfizer during the period of 2003 – 2007 (a five year period) and the related costs of performing the business utilizing the company projections of future revenue growth and overall costs. This analysis showed due to the limited profitability of the business that the present value of the future cash flows from Pfizer was negative.

As a result of the qualitative and quantitative analysis noted above, the Company concluded that there was no material value to the Araccel customer relationships as of the date of the merger.

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

Exhibit 1
Pfizer New Business Analysis	2003	2004	2005	2006	2007
Total company revenue	$8,255,667	$12,147,305	$16,484,538	$20,518,686	$23,448,971
Less business purchased	1,441,062	1,441,062	—	—	—
Projected total new business	6,814,605	10,706,243	16,484,538	20,518,686	23,448,971
Revenue growth		47%	36%	24%	14%
New Pfizer business	500,000	735,000	999,600	1,244,149	1,430,771
New Pfizer business to total new business	7.3%	6.9%	6.1%	6.1%	6.1%
Total new business to total business	82.5%	88.1%	100.0%	100.0%	100.0%
Total Pfizer new to total business	6.1%	6.1%	6.1%	6.1%	6.1%

Total Araccel expenses	3,657,500	4,096,400	4,587,968	5,138,524	5,755,147
Total etrials expenses	5,486,250	4,915,680	4,358,570	4,110,819	4,028,603

Total expenses	9,143,750	9,012,080	8,946,538	9,249,343	9,783,750
Total cash expenses	7,688,949	7,887,912	8,000,870	8,256,275	8,933,750
Cash expenses after direct costs	3,973,899	2,421,625	582,828	(977,133)	(1,618,287)

Contributory charges	929,000	663,382	411,306	303,466	219,988

Total direct costs of service delivery	0.45	0.45	0.45	0.45	0.45
Total research and development	0.18	0.17	0.16	0.15	0.15
Total selling & marketing	0.25	0.24	0.23	0.22	0.21
Total general and admin	0.25	0.23	0.21	0.19	0.17
Total non cash	1,454,801	1,124,168	945,668	993,068	850,000

Capital expenditures	(175,000)	(300,000)	(500,000)	(600,000)	(685,686)

New revenue from Pfizer	500,000	735,000	999,600	1,244,149	1,430,771
Cost of delivery	225,000	330,750	449,820	559,867	643,847
Research and development	90,000	124,950	159,936	186,622	214,616
Total selling and marketing	125,000	176,400	229,908	273,713	300,462
Total general and admin	125,000	169,050	209,916	236,388	243,231

Total cash expenses	565,000	801,150	1,049,580	1,256,590	1,402,156

Exhibit 1
Pfizer New Business Analysis	2003	2004	2005	2006	2007
Total operating profit before contributory charges	(65,000)	(66,150)	(49,980)	(12,441)	28,615

Contributory charges	56,264	40,139	24,941	18,401	13,423

Operating profit (loss)	(121,264)	(26,011)	(25,039)	5,959	42,038
Add back allocated non-cash	88,109	68,020	57,344	60,215	51,864

Cash flow before capital expenditures	(33,155)	42,010	32,305	66,174	93,902
Capital expenditures	(10,599)	(18,152)	(30,319)	(36,381)	(41,838)

Cash flow before tax benefit	(43,754)	23,858	1,986	29,793	52,064
Taxes	-	-	-	(4,753)	(20,826)

	(43,754)	23,858	1,986	25,040	31,238
Present value factors - half year convention at	84.52%	60.37%	43.12%	30.80%	22.00%

Present value of annual cash flow - pretax	(36,979)	14,402	856	7,712	6,872

Net present value	$(7,135)

Mr. Hugh West

Securities and Exchange Commission

January 12, 2006

SUPPLEMENTAL RESPONSES TO ADDITIONAL SEC QUESTIONS

In the revised auditors report, why did E&Y omit the language indicating that the financial statements were audited in accordance with PCAOB.

E&Y will amend their auditors report to add back the reference that the financial statements were audited in accordance PCAOB. This will be reflected in either Amendment No. 3 to Form S-4 or by final prospectus.

E&Y audited the financials that Price Waterhouse originally audited. Why did the audit report date not change.

E&Y will update the date of their audit opinion to reflect the additional work done in reviewing the audit performed by their UK affiliate of etrials UK 2003 financial statements. This will be reflected in either Amendment No. 3 to Form S-4 or by final prospectus.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Sherie B. Rosenberg

Sherie B. Rosenberg

cc:	J. Patrick Michaels, Jr.

Donald Russell

Robert Moreyra

Harold Ewen

Brad Gordon

John K. Cline

James W. Clark, Jr.

Mark Jewett

James Verdonik, Esq.

Amalie Tuffin, Esq.